 NEWS RELEASE

For Immediate Release
January 29, 2009

Canwest awarded more than $50 million in Hollinger arbitration decision

TORONTO – An arbitrator has awarded Canwest Global Communications Corp. (“Canwest”) $50,747,092.00 in a dispute with Hollinger International Inc. – now Sun-Times Media Group, Inc. – and related parties (“Hollinger”).

The decision by the arbitrator concerns a dispute between the two companies relating to unresolved adjustments and claims associated to Canwest’s November 15, 2000 acquisition of certain newspaper assets from Hollinger.

“While the proceedings have been protracted over several years, we obviously feel justified that the time and effort it took to pursue the claim has been worth it,” Canwest President and CEO Leonard Asper said. “The results demonstrate the value of our resolve in dealing with this issue.”

The award is exclusive of interest and legal costs. Now that the substance of the claims has been determined, Canwest and Hollinger will appear before the arbitrator at a later date to argue the issues of interest and costs. Canwest intends to assert that in accordance with the transaction agreement, interest at various rates, including its cost of borrowed funds, is to be accrued on the net amount owing it from as early as August 31, 2000.

The arbitrator’s final decision is subject to a limited right of appeal to the Ontario Superior Court, with leave, within 30 days of the final decision.

Canwest had originally claimed it was owed $84 million by Hollinger. This claim was disputed by Hollinger and certain of its affiliates who asserted they were owed $116 million by Canwest. After a 16 month arbitration process – that commenced in February 2007 and concluded in June 2008--the arbitrator found Canwest is due a net amount of just under $51 million, exclusive of interest and costs. The substantial portion of the award will be for the benefit of Canwest Media Inc., with the balance being for the benefit of Canwest Publications Inc.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended November 30, 2008. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com